

June 27, 2013

<u>Via E-mail</u>
Andrew B. Nace
Keystone Consolidated Industries, Inc.
Three Lincoln Centre, Suite 1700
5430 LBJ Freeway
Dallas, Texas 75240-2694

> **Re: Keystone Consolidated Industries, Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed June 21, 2013**
> **File No. 005-31481**

Dear Mr. Nace:

We have reviewed your amendment and your letter dated June 20, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Background of the Merger, page 8</u>

1.   We note the response to comment 2 in our letter dated June 13, 2013. Where reference is made in this section to "Contran," please revise the disclosure to identify the individuals at Contran who participated in making the decision, and/or were responsible for negotiating or communicating on behalf of Contran, as applicable. For example, we note the following disclosures:

- "Contran commenced the tender offer because Contran wanted to increase its holdings in KCI for investment purposes, and because Contran was seeking to include KCI in its consolidated U.S. federal income tax group…." (page 8)
- "On May 13, 2011, Contran proposed to the members of KCI's board of directors who are not affiliated with Contran that KCI commence a subscription rights offering." (page 8)

- "On August 16, 2011, and prior to KCI's commencement of the subscription rights offering, Contran purchased an aggregate of approximately 1.55 million Shares at a price per share of $9.43 in a privately negotiated transaction with unaffiliated KCI stockholders." (page 9)
- "On August 17, 2011, Contran indicated to KCI that Contran no longer intended to subscribe for KCI shares in the proposed subscription rights offering." (page 9)
- "Contran indicated that, while it would be willing to consider a proposal to buy the KCI Shares held by such holders, it would not be willing to consider a purchase price at the same $9.43 per share paid for Shares purchased in August 2011 due to the significantly smaller number of Shares being offered and other terms and conditions obtained in the August 2011 transaction." (page 9)
- "Contran indicated that it would be willing to consider an offer of $9.00 per share, which such stockholders ultimately agreed to accept." (page 9)
- "As a result of such purchases in January and April 2013, Contran's ownership of KCI increased to 90.4%, thus permitting Contran to complete the Merger under the short-form merger provisions of the DGCL." (page 9)

2.   We note the response to comment 3 in our letter dated June 13, 2013. We are unable to conclude that Contran's past purchases of Shares, including those purchases conducted in 2013, were not transactions effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3.

        Please direct any questions to me at (202) 551-3317. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions